Exhibit 99.1

Financial News

CIBC Declares Dividends

Toronto, ON – May 28, 2015 – CIBC (TSX: CM; NYSE: CM) announced today that its board of directors declared a dividend of $1.09 per share on common shares for the quarter ending July 31, 2015 payable on July 28, 2015 to shareholders of record at the close of business on June 29, 2015.

Class A Preferred Shares

The board of directors also declared the following dividends per share:

For the quarter ending July 31, 2015 payable on July 28, 2015 to shareholders of record at the close of business on June 29, 2015:

Series 39 - $0.243750

Series 41 - $0.234375

Series 43 - $0.351400*

*	includes the period from the issue date of March 11, 2015 to July 31, 2015.

CIBC has designated the Class A Preferred Shares Series 43 of CIBC as eligible to participate in the CIBC Shareholder Investment Plan (the “Plan”) along with the other series. Holders of eligible shares may elect to have dividends on those preferred shares reinvested in common shares of CIBC if they reside in Canada, or may elect stock dividends if they reside in the U.S. See “CIBC Shareholder Investment Plan” at www.cibc.com for more information.

About CIBC

CIBC is a leading Canadian-based global financial institution with nearly 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Wholesale Banking – CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com